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June 11, 2007	OUR FILE NO. 353840-176

Via EDGAR
Mr. Jeffrey Riedler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	ImaRx Therapeutics, Inc. Registration Statement on Form S-1 Filed May 4, 2007 Registration No. 333-142646
Dear Mr. Riedler:
This letter is submitted on behalf of ImaRx Therapeutics, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 (filed May 4, 2007, Registration No. 333-142646) (the “Registration Statement”), as set forth in your letter to Bradford A. Zakes, dated May 29, 2007. We are filing via EDGAR under separate cover Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the Staff’s comments. For reference purposes, the text of your letter dated May 29, 2007 has been reproduced herein (in bold), with the Company’s response below each numbered comment.
General
1.	Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.
Company Response: The graphic information that the Company intends to use on the inside back cover of the preliminary prospectus was previously sent to you. A revised proof of the graphic information that the Company intends to use on the inside front cover of the preliminary prospectus has been sent to you separately.

Mr. Jeffrey Riedler
June 11, 2007
Page Two
Summary, page 1
2.	Your entire Summary section, until the “Our Business Strategy” discussion on page 4, is repeated verbatim in the Business section of your document. Please revise to provide a summary of the information that is contained in the Business section rather than repeating pages of text from the Business section.
Company Response: In response to the Staff’s comment, the Company has revised the Summary section, beginning on page 1 of Amendment No. 1, to provide a summary of the information that is contained in the Business section.
Overview, page 1
3.	We note that “[a]ccording to the American Heart Association, approximately one-third of adults in the United States have some form of cardiovascular disease.” Since the term “cardiovascular disease” is very broad and, by some definition is, refers to a wide range of conditions, please replace this statement with an estimate of the number of people who have the specific conditions your products and product candidates target. Make similar revisions where this statement appears on pages 49 and 54 of your filing.
Company Response: In response to the Staff’s comment, the Company has deleted the references to cardiovascular disease on pages 1, 50 and 56 of Amendment No. 1.
Risk Factors
Our independent registered public accounting firm has expressed . . . , page 10
4.	We note that both in this risk factor and in “We will need substantial additional capital . . ..” on page 11, you assume continuing sales of Abbokinase will be adequate to repay the $15 million note to Abbott. Please state the basis for this assumption. Also, please add disclosure to your document that reconciles this assumption with the following other statements in your filing:
•	The statement on page 11 that you may need to refinance the note.

•	The Use of Proceeds disclosure on page 30 stating that you may need to use proceeds from this offering to repay the note.

•	The statement on page 38 that your Abbokinase inventory as of March 31, 2007 was a four-year supply, which is the same amount you started with.

Mr. Jeffrey Riedler
June 11, 2007
Page Three
Company Response: In response to the Staff’s comment, the Company has added disclosure on page 10 of Amendment No. 1 in the risk factor entitled “Our independent registered public accounting firm has expressed . . .” as follows: “We believe that, based on conversations with our wholesale distributors about the current market demand for Abbokinase, we will sell a sufficient amount of Abbokinase prior to December 31, 2007 to repay the note to Abbott Laboratories. It is possible that the sales of Abbokinase that we expect to occur prior to December 31, 2007 may instead occur in the first quarter of 2008 or later. In such event we would use a portion of the net proceeds of this offering to repay the note on December 31, 2007 and we would replenish our cash resources from subsequent sales of Abbokinase.” In addition, the Company has revised the disclosure on page 10 of Amendment No. 1 in the risk factor entitled “We will need substantial additional capital . . .” to state that, “[u]pon completion of this offering we believe that we will have working capital sufficient to meet our anticipated cash needs through December 2008, assuming our projected sales of Abbokinase to wholesalers occur within a timeframe adequate to repay the $15.0 million note due to Abbott Laboratories on December 31, 2007.” Finally, the Company has added the following disclosure on page 30 of Amendment No. 1: “We will use a portion of the net proceeds from this offering to repay the promissory note only if, at the time of such repayment, we anticipate sales of Abbokinase sufficient to replenish our cash resources so as not to affect our planned expenditures under our then-current operating plan.” The Company respectfully advises the Staff that, since the Company had sold only a small portion of the total number of vials of Abbokinase as of March 31, 2007, the Company believes that the statement on page 39 of Amendment No. 1 that the remaining inventory of Abbokinase as of March 31, 2007 represents approximately a four-year supply is accurate.
We may be unable to sell our existing inventory of Abbokinase . . . , page 12
5.	We note that “approximately 26% of all vials, or approximately $6.1 million in inventory value, is available for sale without risk of being written off.” However, 26% of $16.7 million is $4.3 million, not $6.1 million. Please revise the risk factor to clarify how you arrive at $6.1 million as the amount that is not at risk of being written off. Provide similar disclosure regarding the statement that “approximately 46% of all vials, or approximately $10.7 million in inventory value, is available for sale but may be at risk of being written off.” 46% of $16.7 million is $7.7 million, not $10.7 million.
Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of Amendment No. 1 to read as follows: “At the time of our acquisition of Abbokinase, we estimated that hospitals would purchase, and we would thereby recognize revenue for, approximately 111,000 vials, or approximately 72% of the total vials we acquired, which we believe represented approximately a four-year supply of inventory. We also estimated that, due to expiration of the vials or for other reasons, hospitals would not purchase approximately 42,000 vials, or approximately 28% of the vials we acquired. Approximately $16.7 million of the $20.0 million purchase price for Abbokinase was allocated to

Mr. Jeffrey Riedler
June 11, 2007
Page Four
the vials we expect hospitals to purchase. Of our vials of Abbokinase held in inventory either by us or by our wholesalers as of March 31, 2007, approximately 64% of the vials we expect hospital to purchase, or approximately $10.7 million in inventory value, will expire by October 2007 based on current stability data. The remaining approximately 36% of the vials we expect to sell to hospitals, or approximately $6.1 million in inventory value, will expire at various times up to August 2009.”
We will need to increase the size of our organization . . . , page 18
6.	We note you will need to expand your workforce. Please state the approximate number of employees you anticipate hiring in the coming 12 months and the approximate cost of doing so.
Company Response: In response to the Staff’s comment, the Company has added disclosure on page 17 of Amendment No. 1 that in the next 12 months it anticipates hiring between five and eight new employees at an approximate aggregate cost of between $450,000 and $700,000 annually.
We depend on patents and other proprietary rights . . . , page 18
7.	Please discuss the February 2005 and July 2003 events in a separate risk factor with an appropriate heading. Also, if you have received notice of any other potential patent infringements, discuss the situation(s) and potential consequences.
Company Response: The Company respectfully advises the Staff that it has been agreed that the February 2005 opposition claim will be voluntarily dismissed and terminated by the third party who originally made the claim, and the Company has added disclosure to that effect on page 18 of Amendment No. 1. The Company further respectfully advises the Staff that the July 2003 notice was in the form of a letter seeking the Company’s interest in licensing the third party’s patented compositions and methods relating to administering ultrasound to break up blood clots. The Company does not believe such a license is required to avoid infringing the third party’s rights, since the Company does not intend to use the third party’s patented compositions or methods for its product candidates or their use. The Company has added disclosure on page 18 of Amendment No. 1 that the Company does not intend to administer its therapies according to the third party’s patented methods or using its compositions. For the foregoing reasons, the Company does not believe the February 2005 and July 2003 events warrant separate risk factors. The Company has not received notice of any other potential patent infringements.
If you purchase shares of common stock in this offering . . . , page 26
8.	Please revise this risk factor to explain that investors who purchase shares will contribute ___% of the total amount to fund the company but will own only ___% of the voting rights.

Mr. Jeffrey Riedler
June 11, 2007
Page Five
Company Response: The Company respectfully advises the Staff that, assuming an initial public offering price of $7.00 per share, which is the midpoint of the range on the front cover of the prospectus, investors who purchase shares in the offering will contribute 28.4% of the Company’s total capital raised through the sale of stock, and will own 33.1% of the Company’s outstanding common stock and voting rights. In response to the Staff’s comment, the Company has added the following disclosure, which the Company believes expresses the risk, on page 25 of Amendment No. 1: “Assuming an initial public offering price of $7.00 per share, the midpoint of the range on the front cover of this prospectus, our pro forma as adjusted net tangible book value per share as of March 31, 2007 would have been $2.12. This represents immediate dilution of $4.88 per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price.”
A significant portion of our outstanding common stock may be sold . . . , page 27
9.	We note that an aggregate of 6,054,928 shares that are subject to lock-up agreements may be sold in the future. Please disclose when the lock-up agreements expire.
Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 26 of Amendment No. 1 to state that “[a]n aggregate of 6,054,928 shares of our common stock outstanding prior to this offering may also be sold pursuant to Rules 144, 144(k) and 701 upon completion of this offering, subject to the expiration of lock-up agreements covering an aggregate of 6,001,621 of these shares. Lock-up agreements covering 5,288,449 shares expire 180 days after the date of this prospectus, and lock-up agreements covering the remaining 713,172 shares expire 12 months after the date of this prospectus.”
Use of Proceeds, page 30
10.	We note you list specific uses and amounts for the proceeds, and the last paragraph of this section states that you may use some of the proceeds to re-pay the promissory note to Abbott Laboratories. Please state how you would prioritize the listed uses if you were to use some of the funds to re-pay Abbott. State the approximate amounts you would put toward each use in this situation.
Company Response: The Company respectfully advises the Staff that the Company would use some of the proceeds from the offering to repay the Abbott Laboratories note only if: (a) proceeds from sales of Abbokinase prior to the December 31, 2007 maturity date of the note are not adequate to repay the note, and (b) at the time of repayment of the note, the Company anticipates sales of Abbokinase sufficient to replenish its cash resources in a timely manner. Accordingly, the Company respectfully advises the Staff that the approximate amounts indicated in the Use of Proceeds section on page 30 of Amendment No. 1 would not change in the event the Company

Mr. Jeffrey Riedler
June 11, 2007
Page Six
were to use a portion of the net proceeds to repay the Abbott Laboratories note. In response to the Staff’s comment, the Company has added the following disclosure on page 30 of Amendment No. 1: “We will use a portion of the net proceeds from this offering to repay the promissory note only if, at the time of such repayment, we anticipate sales of Abbokinase sufficient to replenish our cash resources so as not to affect our planned expenditures under our then-current operating plan”.
11.	Please disclose the interest rate on the promissory note with Abbott. See Instruction 4 to Item 504 of Regulation S-K. Also disclose this interest rate in the discussion of Abbokinase on page 51.
Company Response: In response to the Staff’s comment, the Company has added disclosure on pages 30 and 54 of Amendment No. 1 stating that the interest rate on the promissory note with Abbott Laboratories is 6% per annum.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 37
12.	Please explain why you chose not to pursue the development of the two products you purchased from Abbott in September 2005. Quantify the R&D costs you had incurred on these products before deciding not to pursue them further.
Company Response: In response to the Staff’s comment, the Company has added following additional disclosures on page 38 of Amendment No. 1: “In December 2006, we chose not to pursue further development and commercialization of these technologies because we were unable to obtain adequate financing to repay the $15.0 million non-recourse note due December 31, 2006 that we had issued to Abbott Laboratories as partial consideration for the acquisition of these technologies or to pay the costs of such further development and commercialization,” and “We incurred approximately $0.5 million in research and development costs on these products before deciding not to pursue them further.”
13.	We note that when Abbott repossessed the assets associated with the two products, you extinguished the debt, which page 44 says was $15 million that you had issued as partial consideration for the products. Please confirm in your response letter that Abbott is not disputing your apparent conclusion that the repossession satisfied the entire debt.
Company Response: The Company confirms that Abbott Laboratories is not disputing the Company’s conclusion that the repossession satisfied the entire debt. The Company and Abbott Laboratories have entered into a Repossession Agreement pursuant to which Abbott Laboratories repossessed the assets associated with the two products, and the

Mr. Jeffrey Riedler
June 11, 2007
Page Seven
parties agreed that the $15 million note, the security agreement relating to such note, and other ancillary agreements between the parties were terminated, and that all claims of either party against the other relating to any of such agreements or otherwise arising thereunder or in connection therewith were irrevocably released, terminated and waived.
Our Business
SonoLysis Program, page 49
14.	We note that “[a]pproximately 700,000 adults in the U.S. . . . are afflicted with . . . some form of stroke each year.” We further note your estimates on pages 50 and 51 that “over 90,000 ischemic stroke patients in the U.S. could be eligible for SonoLysis+tPA therapy annually” and “over 200,000 ischemic stroke patients in the U.S. could be eligible for SonoLysis therapy annually.” So that investors can better understand your products, please clarify the factors that will prevent some stroke victims from being able to use your products.
Company Response: In response to the Staff’s comment, the Company has added the following disclosure on page 52 of Amendment No. 1: “Our SonoLysis+tPA therapy will likely have the same usage restrictions as tPA. These restrictions include a requirement that treatment be initiated within three hours of onset of symptoms, and a requirement that the patient not have uncontrolled hypertension, has not recently had surgery and is not currently using an anticoagulant drug such as heparin.” In addition, in response to the Staff’s comment, the Company has added the following disclosure on page 53 of Amendment No. 1: “Patients ineligible for SonoLysis therapy include those patients who are treated or treatable with SonoLysis+tPA therapy, patients for whom treatment is not initiated within 24 hours of onset of symptoms and patients that have no at-risk but salvageable brain tissue at the time of diagnosis.”
15.	Please identify the company that owns the rights to tPA, and discuss the arrangement you have with that company to use the product. If you have a written agreement, please file it as an exhibit.
Company Response: In response to the Staff’s comment, the Company has added disclosure on page 51 of Amendment No. 1 that alteplase is the formulation of tPA that is approved for treatment of acute ischemic stroke, and that alteplase is manufactured by Genentech Inc. and is widely available under the trade name Activase. The Company does not have any written agreement or other arrangement with Genentech Inc. to use tPA.
16.	Since Abbokinase is a thrombolytic drug that your company owns, please explain why you chose to use tPA rather than Abbokinase as the thrombolytic drug in SonoLysis+tPA therapy. For example, does using tPA make the clinical trial

Mr. Jeffrey Riedler
June 11, 2007
Page Eight
process less burdensome since tPA is already approved for the treatment of ischemic stroke?
Company Response: In response to the Staff’s comment, the Company has added disclosure on page 52 of Amendment No. 1 that the Company chose to use tPA as the thrombolytic drug in its SonoLysis+tPA therapy because it is the only FDA approved drug for the treatment of ischemic stroke.
Abbokinase, page 51
17.	We note you acquired a four-year supply of Abbokinase inventory from Abbott. Please state, as stated in a risk factor on page 12, that this is 153,000 vials. Also, explain the assumptions, such as the market size, frequency of use, etc., underlying the estimate that this amount is a four-year supply.
Company Response: In response to the Staff’s comment, the Company has added disclosure on page 53 of Amendment No. 1 as follows: “We acquired approximately 153,000 vials of Abbokinase from Abbott Laboratories in April 2006, and began selling Abbokinase in October 2006. At the time of our acquisition of Abbokinase, we estimated that hospitals would purchase, and we would thereby recognize revenue for, approximately 111,000 vials, or approximately 72% of the total vials we acquired, which we believe represented approximately a four-year supply of inventory. We also estimated that hospitals would not purchase approximately 42,000 vials, or approximately 28% of the vials acquired, due to expiration of labeled vials, potential future competition from new products entering the market, and our own use of some of the vials for research purposes. As of March 31, 2007, we have recognized revenue on approximately 5,800 vials of Abbokinase sold by our wholesalers to hospitals.” The Company revised the disclosure in the risk factor on page 11 of Amendment No. 1 to include the same information. The Company has also added disclosure on page 53 of Amendment No. 1 explaining that data the Company has obtained from its wholesalers, as well as its current sales data, lead the Company to believe that the Company will sell approximately $12 to $14 million of Abbokinase to hospitals per year between 2007 and 2011.
18.	We note you began selling Abbokinase in October 2006. Please state the amount of vials you have sold as of the most recent practicable date.
Company Response: In response to the Staff’s comment, the Company has added disclosure on page 53 of Amendment No. 1 that as of March 31, 2007, the Company has recognized revenue on approximately 5,800 vials of Abbokinase sold by the Company’s wholesalers to hospitals.
19.	We note from “If we want to sell urokinase . . .” on page 14 that you do not currently plan to manufacture additional Abbokinase in the near term. Please explain the rationale for this decision in the Business section.
Company Response: In response to the Staff’s comment, the Company has added the following disclosures on page 54 of Amendment No. 1: “Although we acquired cell lines from Abbott Laboratories that could be used to manufacture urokinase, we do not currently intend to undertake any efforts to manufacture urokinase in the near term. We are evaluating the market opportunity for urokinase, as well a the cost, complexity, time and expertise required to manufacture urokinase.”

Mr. Jeffrey Riedler
June 11, 2007
Page Nine
SonoLysis Microbubble Technology, page 56
20.	We note that “members of your scientific team invented the microbubble technology that became Definity.” State whether they made this invention while working at your company. Also, discuss the current status of Definity. For example, is it a competitor with your products? How do your proprietary MRX-801 microbubbles differ from Definity?
Company Response: In response to the Staff’s comment, the Company has revised and supplemented the disclosure on page 58 of Amendment No. 1 to read as follows: “Prior to the founding of our company and while employed by ImaRx Pharmaceutical Corp., members of our scientific team invented the microbubble technology that became Definity, a microbubble product that has been administered safely as a diagnostic ultrasound contrast agent since it received regulatory approval in 2001. Definity is marketed by Bristol-Myers Squibb and has been approved by the FDA for diagnostic ultrasound contrast applications in cardiology. We have an agreement with Bristol-Myers Squibb pursuant to which they agreed that they may only sell Definity to the non-targeted, diagnostic ultrasound imaging contrast agent market, and we agreed not to sell our products in the same market. Therefore, we do not believe Definity is a competitor with our product candidates.” In addition, the Company has added disclosure on page 58 of Amendment No. 1 explaining that the proprietary formulation of its MRX-801 microbubbles results in approximately three times more microbubbles per unit volume than Definity.
SonoLysis+tpa Therapy, page 56
21.	We note the discussion of the clinical trial in the second paragraph of this section. Since this trial used microbubbles that are “not [your] MRX-801 microbubbles,” state that the results of any clinical trials involving your product may differ from the results of the discussed trial.
Company Response: In response to the Staff’s comment, the Company has added the following disclosure on page 59 of Amendment No. 1 regarding the clinical trial results: “Since this clinical trial did not involve our MRX-801 microbubbles, the results of any clinical trials using our proprietary microbubbles may differ from these results.”
Sales and Marketing, page 62
22. Please state how many employees are involved in selling and marketing Abbokinase.
Company Response: In response to the Staff’s comment, the Company has added disclosure on page 65 of Amendment No. 1 that the Company’s sales and marketing staff currently consists of three individuals.

Mr. Jeffrey Riedler
June 11, 2007
Page Ten
Material Contracts, page 63
23.	We note that the Abbott agreement requires escrowing 50% of the proceeds from Abbokinase sales. We also note that you have made sales but have “escrowed none of those proceeds.” Please state whether this is a default or breach of the agreement and the potential consequences.
Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 66 of Amendment No. 1 to clarify that, since the $5.0 million threshold for the escrow requirement had not yet been met, the Company had not escrowed any of the proceeds from sales of Abbokinase as of March 31, 2007. The Company respectfully advises the Staff that the agreement with Abbott Laboratories requires that the Company escrow 50% of cash collections from sales of Abbokinase in excess of the first $5.0 million collected, and thus, the Company is not in default or breach of the agreement.
24.	The agreements with Bristol-Myers Squibb Medical Imaging, UNEMED, Dr. med. Reinhard Schlief, and University of Arkansas all involve technology relating to ultrasound and/or microbubbles. Please explain, either in a brief introductory paragraph or in the individual discussions of each agreement, how the technologies covered by each agreement differ from each other. Also state which of your product candidates use the technologies of each agreement.
Company Response: In response to the Staff’s comment, the Company has added disclosure on pages 66 and 67 of Amendment No. 1 that: the intellectual property covered by the license agreement with Bristol-Myers Squibb Medical Imaging, Inc. addresses microbubble compositions, methods of use and manufacturing processes that encompass most of the Company’s development and research stage product candidates; the intellectual property covered by the license agreement with UNEMED Corporation addresses microbubble compositions and methods for treating thrombosis that likely encompass the Company’s SonoLysis therapy and SonoLysis+tPA therapy product candidates; the intellectual property covered by the license agreement with Dr. med. Reinhard Schlief may encompass the Company’s SonoLysis therapy and SonoLysis+tPA therapy product candidates; and the intellectual property covered by the license agreement with the University of Arkansas may encompass the Company’s SonoLysis therapy and SonoLysis+tPA therapy product candidates.
Compensation Discussion and Analysis, page 73
25.	We note from the “Base Salary” paragraph on page 74 that your salaries take into account the “compensation paid by other companies in our industry and in our region for similar positions, and our financial profile.” Please list these “other companies.” Also, describe your financial profile.

Mr. Jeffrey Riedler
June 11, 2007
Page Eleven
Company Response: In response to the Staff’s comment, the Company has listed the companies included in the salary survey reviewed by the Company’s compensation committee on page 77 of Amendment No. 1. In addition, the Company has revised the first sentence after the heading “Base Salary” on page 77 of Amendment No. 1 to read as follows: “Base salaries for our executives are established based on the scope of their responsibilities, taking into account compensation paid by other companies in our industry and in our region for similar positions, and our cash resources available for the payment of salaries to executives.”
26.	We note from the “Quarterly Cash Bonus” paragraph on page 74 that your bonus plan covers all of your employees, including executive officers. However, the Summary Compensation Table does not include a “Bonus” column. Please disclose, if true, that none of the named executive officers received a bonus during 2006. If they did receive bonuses, disclose them in the Summary Compensation Table and discuss in CD&A the specific accomplishments upon which each bonus was based.
Company Response: The Company respectfully advises the Staff that the “Quarterly Cash Bonus” paragraph on page 78 of Amendment No. 1 describes a cash incentive plan adopted in April 2007, and therefore no bonuses under that plan were paid in 2006. The Company further respectfully advises the Staff that the amounts shown in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation” on page 80 of Amendment No. 1 constitute the cash bonuses made to each named executive officer based on the attainment of the pre-established performance criteria described under the heading “Incentive Plan” on page 82 of Amendment No. 1.
27.	We note from the “Options” paragraph on pages 74-75 that certain named executive officers were awarded stock options during 2006. Please identify and discuss the specific objectives each recipient met to earn these awards.
Company Response: In response to the Staff’s comment, the Company has added the following disclosure on page 78 of Amendment No. 1: “These options were awarded for purposes of retention and to provide continued incentive for the recipients, and were not tied to the recipients’ achievement of specific milestones or objectives.”
Certain Relationships and Related Transactions, page 85
28.	We note the agreement with Edson Moore Healthcare Ventures and John Moore covers past consulting services and future services through March 2008. Please state the actual number of hours already worked and, if ascertainable, the approximate number of hours you anticipate they will work before March 2008.

Mr. Jeffrey Riedler
June 11, 2007
Page Twelve
Company Response: In response to the Staff’s comment, the Company has added the following disclosure on page 89 of Amendment No. 1 regarding the time spent in providing consulting services: “Mr. Moore has participated in numerous telephone calls and meetings with us and others in connection with the provision of consulting services under this agreement, and we expect Mr. Moore to continue to provide these services through the term of the agreement. There is no provision in the agreement that requires us or Mr. Moore to track time spent in providing consulting services, and no such records have been kept.”
29.	We note the agreement with Dr. Evan Unger is a “broad waiver and release of claims” against the company. Please disclose the claims.
Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 89 of Amendment No. 1 to read as follows: “The separation agreement contains Dr. Unger’s waiver and release of claims against us arising out of, or relating in any way to, Dr. Unger’s service as an employee, officer and/or director of ImaRx and any other matter, act, occurrence, or transaction with respect to us by or involving Dr. Unger and us in any way, including but not limited to, Dr. Unger’s ownership of shares of our capital stock, options or warrants to acquire our capital stock.”
Principal Stockholders, page 87
30.	Please identify the natural persons who beneficially own the shares held by Edson Moore Healthcare Ventures, Inc.
Company Response: In response to the Staff’s comment, the Company has revised the table on page 91 of Amendment No. 1 under the heading “5% Stockholders” to include additional holders of 5% or more of the Company’s voting securities, and has added footnote disclosures where applicable to identify the natural persons who beneficially own the voting securities of any named beneficial owner of the Company’s voting securities.
Consolidated Statements of Operations, page F-4
31.	It appears from your disclosure of depreciation and amortization that the amortization of Abbokinase intangible assets is not classified in cost of product sales. Please explain to us if the amortization of these intangibles is included in cost of product sales. If not, please revise your disclosure to reclassify the appropriate amounts to cost of product sales. Alternatively, expand the cost of product sales caption to include parenthetical disclosure indicating that amortization of intangible assets related to products sold is excluded and disclose the amount of amortization excluded from cost of product sales. Please refer to SAB Topic 11:B.

Mr. Jeffrey Riedler
June 11, 2007
Page Thirteen
Company Response: In response to the Staff’s comment, the Company has expanded the cost of product sales caption on page F-4 to include the following parenthetical disclosure: “(exclusive of amortization shown separately below of $783,333 and $293,750 in 2006 and 2007, respectively).”
Notes to Consolidated Financial Statements
Note 2: Significant Accounting Policies
Inventory, page F-8
32.	You disclose that you have approximately a four year supply of Abbokinase on hand at March 31, 2007. You also disclose that your current stability data as of March 31, 2007 indicates that approximately 74% of this inventory will expire in October 2007 and that you have an ongoing stability program to attempt to extend the expiration dates. Please address the following comments:
a.	Please revise your disclosure here and throughout your filing to clarify whether the October 2007 expiration date you disclose is the expiration date marked on the product label.

b.	Please revise your disclosure here and throughout your filing to clarify whether the “current stability data” as of March 31, 2007 includes the results of your “ongoing stability program.”

c.	As October 2007 is less than five months away, please revise your MD&A and Business disclosures to clearly indicate the steps you must complete in order to extend the product expiration date. In this regard, please disclose whether you must make a submission to the FDA. If so, please disclose when you plan to make this submission and when you expect to hear back from them regarding approval. As it appears that you must re-brand the product if you are successful in extending the expiration date, please disclose whether you can submit the new product name and marketing information for approval with any filing to extend the product life or whether this is a separate filing and disclose the anticipated timing of any separate filing and response. In addition, please disclose whether you intend to continue the ongoing stability testing even if you are successful in extending the expiration date.

d.	In MD&A on page 44 you disclose that you intend to continue the current stability testing program. Please revise your disclosure to clarify as it appears from your other disclosures that you are currently continuing this program.

Mr. Jeffrey Riedler
June 11, 2007
Page Fourteen
Company Response: In response to the Staff’s comment, the Company has revised all references to “expiration labeling” of inventory to refer instead to such inventory’s “expiration date,” and the Company has added the following disclosure on page 39 of Amendment No. 1: “Based on current stability data from the ongoing stability program, as of March 31, 2007, approximately 64% of our vials of Abbokinase that we expect hospitals to purchase and that is held in inventory either by us or by our wholesalers will expire between August and October 2007 with the remainder expiring at various times up to August 2009. The next testing point of our ongoing stability program, at which we may obtain data sufficient to extend the expiration dates of our unlabeled inventory, will be completed in the fall of 2007. We will be required to submit this data to the FDA. If the parameters tested are within the specifications previously approved by the FDA, we may then submit a lot release request to the FDA, and upon the FDA’s approval, we may at that time label vials with extended expiration dating to between June and August 2009. We must obtain FDA approval for each lot release of inventory. Inventory is labeled with an expiration date upon approval of a lot release by the FDA. Once labeled, we cannot extend the expiration date of the vials labeled. If we are successful in extending the expiration dates of our unlabeled inventory, we intend to continue the stability program after the fall of 2007 to potentially enable further expiration extensions for future product labeling.” The Company has also added similar disclosure on pages F-8 and F-9 of Amendment No. 1.
In addition, the Company has revised the disclosure throughout Amendment No. 1 to reflect that it is continuing the stability testing program started by Abbott Laboratories, rather than that it intends to continue the program, and the Company has also added the following disclosure on page 53 of Amendment No. 1: “The next testing point of our ongoing stability program, at which we may obtain data sufficient to extend the expiration dates of our unlabeled inventory, will be completed in the fall of 2007. If the parameters tested are within the specifications previously approved by the FDA, we may then label vials with extended expiration dating to between June and August 2009. We must obtain FDA approval for each lot release of inventory. Inventory is labeled with an expiration date upon approval of a lot release by the FDA. Once labeled, we cannot extend the expiration date of the vials labeled. If we are successful in extending the expiration dates of our unlabeled inventory, we intend to continue the stability program after the fall of 2007 to potentially enable further expiration extensions for future product labeling.”
Finally, the Company has added the following disclosure on page 61 of Amendment No. 1: “In May 2007 we obtained FDA approval of a new product trade name and labeling reflecting the new trade name.”

Mr. Jeffrey Riedler
June 11, 2007
Page Fifteen
Revenue Recognition, page F-9
33.	You disclose here and in MD&A on page 38 that you defer recognition of revenue until your wholesalers sell Abbokinase to a hospital or other health care provider expected to be the end user because the amount of future returns is uncertain due to the lack of returns history data. On page 38 you disclose that you accept returns of original, unopened cartons only. Please revise your disclosure to clarify whether hospitals or other end users can return purchased product to wholesalers who in turn can return product to you. If so, please explain to us how your revenue recognition policy complies with the guidance in paragraphs 6f and 8 of SFAS 48. Depending on the carton size, it appears at least reasonably possible that an individual hospital could purchase an entire carton, which could be subject to return.
Company Response: In response to the Staff’s comment, the Company has added the following disclosure on page F-10 of Amendment No. 1: “The Company’s returns policy allows end users to return product within 12 months after expiration, but current practice by wholesalers and end users is a “just in time” purchasing methodology, meaning that the product is purchased on an as-needed basis, typically on a daily or weekly basis. Based on input from our wholesalers, current purchasing practices and the estimated amount of the product in the channel, the Company anticipates immaterial product returns from hospitals.” The Company believes its revenue recognition policy complies with the guidance in paragraphs 6f and 8 of SFAS 48 because it has received sufficient data from wholesalers on Abbokinase returns history to reasonably estimate future returns from hospitals and other healthcare providers.
Shipping and Handling, page F-12
34.	Please disclose the amount of shipping and handling costs included in general and administrative costs or explain to us why this disclosure is not warranted. Please see paragraph 6 of EITF 00-10.
Company Response: The Company respectfully advises the Staff that the Company incurred approximately $1,350 in shipping and handling costs in the three months ended March 31, 2007, which amount the Company deems not to be material, and therefore the Company believes disclosure of the amount of these costs is not warranted.
Note 4: Income Taxes, page F-15
35.	You disclose that you generated a significant temporary difference in intangible assets in 2006 related to your acquired in-process research and development. This disclosure does not appear to adequately explain the significant reduction in deferred tax assets related to intangible assets from 2005 to 2006 considering that you acquired in-process research and development in 2005. Please revise your

Mr. Jeffrey Riedler
June 11, 2007
Page Sixteen
disclosure to clarify why your intangible asset deferred tax asset decreased from 2006 to 2005.
Company Response: In response to the Staff’s comment, the Company has added the following disclosure on page F-16 of Amendment No. 1: “In 2005, the Company purchased certain in-process research and development technologies from Abbott Laboratories which was immediately expensed for financial reporting purposes. For income tax purposes, these in-process research and development technologies were capitalized as an intangible asset and amortized over 15 years. Following the guidance set forth in EITF No. 96-1, Sale of Put Options on Issuer’s Stock That Require or Permit Cash Settlement, the Company recorded a deferred tax asset for this temporary difference. In 2006, the Company returned the same in-process research and development technologies assets to Abbott Laboratories in exchange for the cancellation of $15 million of purchase money debt. The debt forgiveness resulted in income for financial reporting purposes and a partial recovery of basis for income tax purposes. This difference in treatment resulted in a decrease in current year taxable income (i.e., an increase in net operating loss) and a corresponding decrease in the Company’s deferred tax asset. The remaining deferred tax asset will be recovered over 14 years in accordance with IRC Section 197.”
Note 7: Notes Payable
Note Payable for Technology Acquisition, page F-18
36.	Please confirm for us that Abbott has no other legal rights under this note, other than the recovery of its intangible assets. In your response, please represent to us that the debt has been legally extinguished as required by paragraph 16 of SFAS 140.
Company Response: Pursuant to the Repossession Agreement entered into by and between the Company and Abbott Laboratories, Abbott Laboratories delivered the $15 million note to the Company for cancellation, along with an executed National Standard Form UCC-3 reflecting the termination of Abbott’s security interest in the assets. Accordingly, the debt has been legally extinguished as required by subsection (a) of paragraph 16 of SFAS 140.
Note 8: Equity Transactions
Series A, D and F Preferred Stock, page F-18
37.	On pages 7 and 34, you indicate that the conversion rate of your Series F preferred stock is one-to-0.84 assuming an offering price of $7.00 per share. This conversion rate appears to be consistent with the variable formula you disclose in this footnote. However, the formula appears to be different from that disclose on page F-19 of Amendment No. 4 to your withdrawn Form S-l No. 333-134311 filed September 21,

Mr. Jeffrey Riedler
June 11, 2007
Page Seventeen
2006. In that filing, you indicate that the formula is determined by dividing $8.33 by the lesser of $8.33 or 85% of offering price. Applying your May 4, 2007 one-for-three reverse stock split, it appears that your conversion rate should be $25.00 divided by the lesser of $25.00 or 85% of the offering price. Please address the following comments:
a.	Please explain to us why your formula has apparently changed.

b.	Please tell us if any consideration was exchanged for this apparent change in formula.

c.	Please explain to us how you accounted for this change in formula and reference for us the authoritative literature you relied upon to support your accounting.

d.	It appears that your anticipated offering price will result in the variable conversion feature increasing the number of common shares issuable. It also appears that this variable conversion feature is a contingent conversion option as contemplated by paragraphs 8-12 of EITF 00-27. Please revise your disclosure to indicate your anticipated accounting for any beneficial conversion feature you expect upon completion of your IPO. If you do not believe that a beneficial conversion feature exists, please explain to us why and reference the authoritative literature you rely upon to support your position.
Company Response: The Company respectfully advises the Staff that the formula disclosed on page F-19 of Amendment No. 4 to its withdrawn Form S-l Registration Statement No. 333-134311 filed September 21, 2006 was incorrect. The Series F preferred stock original issue price was $5.00 per share. When issued, the conversion price of the Series F preferred stock was $5.00 or, in the event of an IPO, the lesser of the then-current conversion price or 85% of the IPO issue price. The Series F preferred stock conversion ratio is determined by dividing: (i) the original issue price by (ii) the conversion price, or, in the event of an IPO, the lesser of the then-current conversion price or 85% of the IPO issue price. The conversion price of the Series F Preferred is subject to adjustment for stock splits and reverse stock splits. The Company effected a 6-for-10 reverse stock split on September 12, 2006. Following such reverse stock split, the conversion price of the Series F preferred stock was adjusted to $8.33. The Company effected an additional 1-for-3 reverse stock split on May 4, 2007. Following such reverse stock split, the conversion price of the Series F preferred stock was adjusted to $25.00. Thus, the disclosure that the per share conversion rate of the Series F preferred stock is determined by dividing $5.00 by the lesser of (a) $25.00 or (b) 85% of the price per share paid in the offering, is correct.

Mr. Jeffrey Riedler
June 11, 2007
Page Eighteen
In addition, in response to the Staff’s comment, the Company has added the following disclosure on page F-19 of Amendment No. 1: “The beneficial conversion is a contingent conversion as contemplated by EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. Upon completion of an initial public offering a deemed dividend would be recorded if the offering price was lower than $29.41, and if the price were to be $7.00, the deemed dividend would be approximately $12,700,000 payable in the form of shares of common stock.”
Note 9: Stock Options, page F-24
38.	You disclose that you modified the vesting of two series of options in March 2006 from performance-based to time-based. Although you disclose the compensation charges in the first quarter of 2007 related to these modifications, you do not appear to disclose the charges in 2006. Please revise your disclose to also disclose the amount of compensation charges recorded in 2006 related to your March 2006 award modifications.
Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-25 to reflect the compensation charges in the first quarter of 2007 as well as the compensation charges in 2006.
Item 16. Exhibits and Financial Statement Schedules, page II-4
39.	We note some exhibits are not yet filed. Please be aware that we may have comments on the exhibits when they are filed, and all comments will need to be resolved prior to effectiveness.
Company Response: The Company confirms that it will file the remaining exhibits prior to effectiveness, and acknowledges that the Staff may have comments on such exhibits and that such comments must be resolved prior to effectiveness.

Mr. Jeffrey Riedler
June 11, 2007
Page Nineteen
* * * * *
We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact the undersigned at (206) 839-4826 or my colleague Mark Hoffman at (206) 839-4823 if you have any questions regarding this letter or Amendment No. 1.
Sincerely,
DLA Piper US LLP
/s/ Heidi M. Drivdahl
Heidi M. Drivdahl
heidi.drivdahl@dlapiper.com

cc:	Mr. Greg Belliston
Mr. Mark Brunhofer
Mr. James Rosenberg
Mr. Bradford A. Zakes (ImaRx Therapeutics, Inc.)
Mr. Greg Cobb (ImaRx Therapeutics, Inc.)
Mr. John M. Steel
Mr. Mark F. Hoffman